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                                  EXHIBIT 99.4

For Immediate Release
Philip Bourdillon                                            Carl Wertz, CFO
Silverman Heller Associates                                  Diodes Incorporated
(310) 208-2550                                               (805) 446-4800

       DIODES INCORPORATED REPORTS RECORD QUARTERLY REVENUES AND EARNINGS

Westlake Village, California - April 27, 2000 - Diodes Incorporated (Amex: DIO), a manufacturer and supplier of discrete semiconductors to the automotive, electronics, computing and telecommunications industries, today reported record revenues and net income for its first quarter ended March 31, 2000.

Net sales for the quarter ended March 31, 2000 increased 71% to $27.3 million, the highest quarterly sales in the Company's history, compared to $16.0 million in the same period last year. Net income rose 349% to $3.1 million, or $0.51 per diluted share, also the highest quarterly results in the Company's history, compared to $690,000, or $0.13 per diluted share, in the first quarter of 1999.

C.H. Chen, President and CEO of Diodes Incorporated, credited the record sales to a combination of stronger unit demand and more stable average sales prices. Mr. Chen attributed the improvement in gross margin to 31.0% from 24.4% a year ago to strengthened sales prices and the $4.5 million expansion announced last summer in the Company's manufacturing facility in Shanghai, China. "We are pleased with the success of the $4.5 million investment," said Mr. Chen, "and we look forward to the contribution to margins when our $6.5 million expansion, announced in December, comes on-line by mid 2000."

Selling, general and administrative expenses at 16.6% of sales reflect separation compensation (equivalent to approximately $0.04 per share) paid to the former President and Chief Executive Officer in March 2000. Absent the separation compensation, said Mr. Chen, SG&A would have been 15.1% of sales, compared to 19.5% a year ago.

"In light of the continued strong demand for the Company's products and the increased output of the $6.5 million expansion, the growth outlook for year 2000 remains favorable," stated Mr. Chen. "Furthermore, we look forward to the performance of our most recent $9 million expansion expected to be operational at year-end," Mr. Chen concluded.

Diodes Incorporated (Amex: DIO) manufactures high-quality discrete semiconductor devices and provides customer support to leading manufacturers in the automotive, electronics, computing and telecommunications industries. Through the Company's ISO-9000 and QS-9000 certified manufacturing facilities located in Shanghai, China and Taipei, Taiwan, Diodes' products include small signal transistors and MOSFETs, transient voltage suppressors (TVSs), zeners, diodes, rectifiers and bridges. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Recent news releases, annual reports, and SEC filings are available at the Company's web site: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.

                          (Statement of Income Follows)


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                      Diodes Incorporated and Subsidiaries
                        Consolidated Statement of Income

                                                  Three Months Ended
                                                       March 31,
                                           ---------------------------------
                                               1999                 2000
                                           ------------         ------------
Net sales                                  $ 16,032,000         $ 27,437,000
Cost of goods sold                           12,122,000           19,000,000
                                           ------------         ------------
    Gross profit                              3,910,000            8,437,000

Selling, general and
administrative expenses                       3,121,000            4,542,000
                                           ------------         ------------
    Income from operations                      789,000            3,895,000

Other income (expense)
    Interest income                              62,000               52,000
    Interest expense                           (160,000)            (216,000)
    Other                                        48,000                6,000
                                           ------------         ------------
                                                (50,000)            (158,000)

Income before income taxes and
minority interest                               740,000            3,737,000

Provision for income taxes                       17,000              492,000
Minority interest in joint venture              (33,000)            (105,000)
earnings
                                           ------------         ------------
Net income                                 $    690,000         $  3,140,000
                                           ============         ============
Earnings per share
    Basic                                  $       0.14         $       0.59
    Diluted                                $       0.13         $       0.51
                                           ============         ============
Weighted average shares outstanding
    Basic                                     5,047,237            5,323,963
    Diluted                                   5,233,425            6,136,327
                                           ============         ============